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                                                                    EXHIBIT 99.1


                    Contact: David C. V. Lee            Investor Relations:
                             CEO                        Dan Matsui/Eugene Heller
                             Quintalinux Limited        Silverman Heller
Associates
                             (852) 2893-2682            (310) 208-2550
                             davidlee@quintalinux.com   dmatsui@sha-ir.com

                      QUINTALINUX RECEIVES FAVORABLE REVIEW
                               BY STOCKPROWLER.COM

Kowloon Bay, HONG KONG (December 6, 2000) - Quintalinux Limited (Nasdaq NM:
QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for "intelligent buildings," interior construction and design, and the Linux market, today reported receiving favorable comments about the company's outlook from Stockprowler at www.stockprowler.com.

David Lee, CEO of Quintalinux, commented: "We appreciate Stockprowler's independent, unsolicited review of Quintalinux, because it offers a brief and concise corporate summary, clarifies the issues surrounding recent stock price movements, and offers a positive outlook based on company fundamentals and market conditions."

ABOUT QUINTALINUX:

Quintalinux Limited is a leading technology services provider for business and enterprise clients in the Peoples Republic of China (PRC) and Hong Kong, including a list of large, well-known, blue chip and multinational corporate clients. With over 18 years of experience, the Company is a leading contractor of high-technology, "intelligent building" total solutions, incorporating Linux operating systems in its commercial interior construction and design applications, such as under-floor air conditioning systems, architectural lighting systems, and information displays. Additionally, through a majority-owned subsidiary, the Company is a leading provider of Linux-based systems and solutions for businesses and consumers, including Internet and e-commerce solutions. Known for reliability, flexibility, and interoperability, Linux-based operating systems and applications are becoming the most popular for businesses and consumers.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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